August 26, 2010

Mr. Gary Todd
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Carthew Bay Technologies Inc.
Form 20-F for the fiscal year ended December 31, 2009
Filed June 28, 2010
File No. 000-31481

Dear Mr. Todd:

On behalf of the Carthew Bay Technologies Inc. (the “Company”), we hereby respond to the Staff’s comments raised in its August 10, 2010 letter (the “Comment Letter”).  For ease of reference, the Staff’s comments are reproduced below in their entirety, and the Company’s response immediately follows.

Let me begin by saying that we do take letters from the SEC very seriously. We were first advised of the letter when it was emailed to me on August 24, 2010, as that was the day it was received in our Toronto office, which is housed in our Law Firm’s offices. Neither Mr. Liik nor I had received any calls or faxes from the SEC prior to the 24th. As I explained to you when we spoke on the 24th, I am away on vacation with my family. I take this matter so seriously that I have returned in the middle of my vacation in order to respond to Mr. Cascio’s letter.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing and that staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing, and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 20-F as of December 31, 2009
Item 5. Operating and Financial review and Prospects, page 27

Comment:

1.
In the second paragraph, please tell us why you disclose that your Company’s future success is dependent on raising funds for the fuel cell business. In light of the sale of the fuel cell business in 2007, tell us how referenced paragraph makes meaningful and relevant disclosure.

2.
As a related matter, a substantial portion of Item 5 is devoted to describing the former fuel cell business. Tell us why you believe the disclosures related to the fuel cell business are relevant, meaningful, and understandable in light of the sale of that business in 2007. For instance, under Prospects, please tell us why you describe “prospects” of the former operations, but provide no discussion of the “prospects” of your current operations.

Response:

In prior discussions with the SEC and Mr. Todd in particular, I had indicated that we felt it necessary to include the historical aspects of the former business as the 20-F includes information going back to fiscal 2007. I suggested at the time that since we were going to be going through an RTO with Colorep and Carthew Bay Technologies would effectively cease to exist, that we would continue to include the comments in the 20-F relating to Astris Energi until the RTO took place or to the end of fiscal 2009. In our Canadian quarterly filing for Q1 2010, we no longer make reference to the former business and the 2010 20-F will no longer reference the former fuel cell business.

Item 15. Controls and Procedures, page 61
Management’s Report on Internal Control over Financial Reporting, page 62

Comment:

3.
We refer to the third paragraph of your disclosure discussing the material weakness. The disclosure is similar to the 2007 disclosure in that it indicates you are in the process of hiring additional accounting consultants. If this is not the case, in future filings, please update this paragraph to reflect your current plans.

Response:

We thank you for pointing this out and this is not the case. We will update this paragraph in future filings.

Financial Statements
Independent Auditor’s Report, page 2

Comment:

4.	Please amend your filing to include a signed independent auditor’s report.
5.
Tell us why you have presented a re-issued audit report from the predecessor auditor for the 2007 year end. As set forth in paragraphs 1 through 3 of item 8A of Form 20-F, the filing should present audit reports covering each annual periods required to be presented in your document. Refer also to article 2 of Regulation S-X.

6.
As a related matter, please also respond to this comment with respect to Form 20-F for the year ended December 31, 2008. It appears that the report of the predecessor auditor on the 2007 and 2006 is also omitted from that filing.

Response:

We are in the process of having our auditor prepare new reports, which I will file, on Edgar as soon as I have received them, which should be today or tomorrow. Our auditor’s view is that since their firm merged with another firm, that the reports should be filed in this matter. I understand that Mr. Hilkowitz had a conversation with you on this subject on the 25th of August.

Note 13. Differences Between Canadian and United States Accounting Principles, page 25

Comment:

7.
We see that your assets include debentures and other receivables from Colorep. We also see that the maturity date of the debentures in more than one instance. Please tell us how you determined that amounts due from Colorep as of December 31, 2009 are not impaired for US GAAP purposes. Your response should explain the basis for your view, including how your accounting considers the guidance from FASB ASC 310-10-35.

Response:

The maturity date of the debentures was always to coincide with the RTO transaction with Colorep. There have been issues for both the Company and Colorep as this is a very complicated transaction and became more complicated when we received the opinion from US Counsel that the Company could possibly be considered a Shell, which has ramifications for the transaction. We were not of the opinion that the amounts due would not be collected as our debt ranked second to Colorep’s bank through an inter-creditor agreement and they have more than enough assets to cover the Bank’s indebtedness as well as the Company’s. Further, the Bank’s indebtedness at the time was less than the Company’s. Our debentures have a security interest over all of Colorep’s assets and that is the basis of our opinion. We would like to note that the debentures were convertible debentures and we completed the conversion of the debentures as well as the receivables a couple of months ago. We also took into account that Colorep was and continues to raise funds at a share price of 40 cents and the conversion price of our debentures was 28 cents, which is a 43% increase in our investment. Although the RTO is still an option if completed before December 31, 2010, this is unlikely to occur as Colorep have advised us that they will be filing a Form 10 within the next six weeks and will become a public company on their own and will not require the RTO transaction to occur.

Certifications, Exhibit 12.1 and 12.2

Comment:

8.
We see that the certifications refer to your business as a “small business issuer.” The “small business issuer language has been superseded. Future certifications should be exactly as specified in Instruction 12 of Item 19 of Form 20-F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the
Filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all the facts relating to the company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response:

We have reviewed the language as specified in Instruction 12 of Item 19 of Form 20-F and will eliminate the “small business issuer” language in future filings

We hope our responses appropriately address the Staff’s comments.  If there are any questions, please feel free to contact me. Perhaps in the future the main point of contact for the Company should be my cell phone which is 416 566-4563 and my fax number is 905 257-9333. I am always available on my cell, as I do not spend a lot of time in my office.

Sincerely,
Brian Clewes, Chief Financial Officer
Carthew Bay Technologies Inc.